SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (AMENDMENT NO. 1)


                      IMPAC COMMERCIAL HOLDINGS, INC.
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                              (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
    ---------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                44968J 10 6
    ----------------------------------------------------------------------
                               (CUSIP NUMBER)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                          Fortress Partners, L.P.
                         Fortress Investment Corp.
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
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               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             November 17, 1999
    ---------------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box | |.



CUSIP NO. 193559 10 1                  13D               PAGE 2 OF 10 PAGES

- ------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       FORTRESS PARTNERS, L.P.
       (I.R.S. EMPLOYER IDENTIFICATION NUMBER 33-0745075)
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                    (b) |_|
- ------------------------------------------------------------------------------

  3    SEC USE ONLY

- ------------------------------------------------------------------------------

  4    SOURCE OF FUNDS
       WC

- ------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)        |  |

- ------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

- ------------------------------------------------------------------------------

   NUMBER OF         7     SOLE VOTING POWER            - 0 -
     SHARES          ---------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER          -1,683,635-
    OWNED BY         ---------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER       - 0 -
   REPORTING         ---------------------------------------------------------
  PERSON WITH       10     SHARED DISPOSITIVE POWER     -1,683,635-

- ------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -1,683,635-

- ------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| NOT APPLICABLE

- ------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.7% (BASED ON 8,418,200 SHARES OF COMMON STOCK OUTSTANDING AS OF OCTOBER 31, 1999 AND ASSUMING CONVERSION OF THE PREFERRED STOCK BENEFICIALLY OWNED BY THE REPORTING PERSON)
- ------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON
       PN
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CUSIP NO. 193559 10 1                 13D               PAGE 3 OF 10 PAGES

- ------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       FORTRESS INVESTMENT CORP. (I.R.S. EMPLOYER IDENTIFICATION NUMBER [])
- ------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                    (b) |_|
- ------------------------------------------------------------------------------

  3    SEC USE ONLY

- ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       NOT APPLICABLE

- ------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) | |

- ------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

- ------------------------------------------------------------------------------

   NUMBER OF           7     SOLE VOTING POWER            - 0 -
     SHARES          ---------------------------------------------------------
  BENEFICIALLY         8     SHARED VOTING POWER          -1,683,635-
    OWNED BY         ---------------------------------------------------------
      EACH             9     SOLE DISPOSITIVE POWER       - 0 -
   REPORTING         ---------------------------------------------------------
  PERSON WITH         10     SHARED DISPOSITIVE POWER     -1,683,635-

- ------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -1,683,635-

- ------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| NOT APPLICABLE

- ------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.7% (BASED ON 8,418,200 SHARES OF COMMON STOCK OUTSTANDING AS OF OCTOBER 31, 1999 AND ASSUMING CONVERSION OF THE PREFERRED STOCK BENEFICIALLY OWNED BY THE REPORTING PERSON)
- ------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON
       CO
- ------------------------------------------------------------------------------



        This Amendment No. 1 (this "Amendment") to the Statement on
Schedule 13D dated May 14, 1999 (the "Schedule 13D") filed by Fortress Partners, L.P., a Delaware limited partnership ("Fortress"), relates to the common stock, par value $.01 per share (the "Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer"). This Amendment is filed jointly by Fortress and Fortress Investment Corp., a Delaware corporation and the sole general partner of Fortress ("FIC"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


ITEM 2.       IDENTITY AND BACKGROUND.

        Item 2 of the Schedule 13D is hereby amended by adding the following:

               Fortress Investment Corp., a Delaware corporation ("FIC"), is the sole general partner of Fortress Partners, L.P., a Delaware limited partnership ("Fortress"). The address of both Fortress and FIC is 1301 Avenue of the Americas, New York, New York 10019 and the principal business of each is real estate investment. Set forth on Annex A to Amendment No. 1 to this Schedule 13D is a listing of the directors and executive officers of FIC (collectively, the "Covered Persons"), the present principal occupation or employment of each of the Covered Persons and the business address of each of the Covered Persons. Each of the Covered Persons is a United States citizen.

               None of Fortress, FIC or, to the best of their knowledge, the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended by adding the following:

               Fortress obtained the funds to purchase the Preferred Shares, and will obtain the funds needed to purchase any shares of Common Stock in the open market as described in Item 4, from its working capital.


ITEM 4.       PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               On May 5, 1999, pursuant to the terms of a Stock Purchase Agreement, dated as of that date, between Fortress and the Issuer, Fortress purchased (the "Preferred Stock Purchase") from the Issuer 479,999 shares of the Issuer's Series B 8.5% Cumulative Convertible Preferred Stock, $25 liquidation preference per share (the "Preferred Shares"). The Preferred Shares are convertible into 1,683,635 shares of Common Stock (at a conversion price of $7.13 per share), which would represent approximately 16.7% of the Issuer's outstanding Common Stock immediately following the conversion, based on 8,418,200 shares of Common Stock outstanding as of October 31, 1999. The Articles Supplementary to the Issuer's Charter with respect to the Preferred Shares contain certain anti-dilution provisions which will cause the number of shares of Common Stock into which the Preferred Shares will be convertible to be adjusted upon the occurrence of dilutive events. Fortress purchased the Preferred Shares because it believed that, through its infusion of capital and the external management of the Issuer by its affiliate, FIC Management, Inc. ("FIC Management"), as described below, it could increase the value of the Common Stock.

               Concurrently with the consummation of the Preferred Stock Purchase, FIC Management acquired from the Issuer's prior external manager, RAI Advisors, LLC ("RAI"), all of RAI's rights and interests under the Management Agreement, dated as of October 8, 1997, between RAI and the Issuer (the "Prior Management Agreement") and entered into an Amended and Restated Management Agreement with the Issuer dated as of May 6, 1999. In consideration for the assignment of RAI's rights, duties and obligations under the Prior Management Agreement, RAI received from FIC Management cash consideration in the aggregate amount of $6,000,000. The $6,000,000 amount was unanimously approved by the members of the Issuer's board of directors unaffiliated with RAI and Fortress, subject to an appraisal of the fair value of termination of the Prior Management Agreement by independent consultants. Two subsequent appraisals valued the fair market value of termination of the Prior Management Agreement at $6,000,000 and $7,000,000, respectively.

               In connection with this transaction, the Submanagement Agreement among RAI and two former affiliates of the Issuer, Impac Mortgage Holdings, Inc. ("Impac Mortgage") and Impac Funding Corporation ("Impac Funding"), was terminated and a new Submanagement Agreement was entered into among FIC Management, Impac Mortgage and Impac Funding. In addition, effective May 5, 1999, James Walsh, Timothy Busch, Stephan Peers and Thomas Poletti resigned as directors of Impac and Wesley Edens, Robert Kauffman and Christopher Mahowald, each of whom was designated by Fortress pursuant to the Preferred Stock Purchase Agreement, were appointed to the Issuer's board of directors. Joseph Tomkinson and Frank Filipps, who served on the Issuer's board prior to the Fortress investment, remained as directors of the Issuer. Also, effective May 5, 1999, the executive officers of the Issuer then serving resigned as a group, and Messrs. Edens and Kauffman, Randal A. Nardone and Erik P. Nygaard were appointed as the Issuer's new Chairman of the Board and Chief Executive Officer, President, Chief Operating Officer and Secretary, and Chief Information Officer and Treasurer, respectively. Messrs. Edens, Kauffman, Nardone and Nygaard are directors and executive officers of FIC Management and executive officers of FIC. Messrs. Edens and Kauffman are also directors of FIC. Messrs. Edens, Kauffman, Nardone and Nygaard collectively own all of the beneficial interests of Fortress Principal Investment Holdings LLC, which owns 12.8% of the common stock of FIC.

               On August 5, 1999, the Issuer announced that it had entered into a definitive merger agreement (the "Merger Agreement") with AMRESCO Capital Trust ("AMRESCO"), an externally managed Texas real estate investment trust. Pursuant to the terms of the Merger Agreement, the Issuer will be merged (the "AMRESCO Merger") with and into AMRESCO, with AMRESCO continuing as the surviving corporation, and each issued and outstanding share of the Common Stock will be converted into the right to receive 0.66094 of an AMRESCO common share. The consummation of the AMRESCO Merger is subject to and conditioned upon the satisfaction or waiver of certain conditions, including the condition that the Merger Agreement be approved by the stockholders of the Issuer and the shareholders of AMRESCO by December 31, 1999. Special meetings of the stockholders of the Issuer and the shareholders of AMRESCO will be scheduled for the purpose of voting upon the approval and adoption of the Merger Agreement and related matters.

               On September 8, 1999, FIC Management entered into a Purchase Agreement (the "Purchase Agreement") with AMRESCO, Inc., AMREIT Managers, L.P., AMREIT Holdings, Inc. and MLM Holdings, Inc., all of which are affiliates of AMRESCO. Pursuant to the terms of the Purchase Agreement, concurrently with the consummation of the AMRESCO Merger, in exchange for aggregate cash consideration in the amount of $25,000,000, FIC Management and its designated affiliate, Fortress, will acquire the following: (i) the existing Management Agreement between AMRESCO and its current manager, AMREIT Managers, L.P.; (ii) the existing Management Agreement between AMRESCO's current manager, AMREIT Managers, L.P., and OLY/ACT L.P.; (iii) business and personal property of AMRESCO's current manager, AMREIT Managers, L.P.; (iv) 1,500,011 AMRESCO common shares owned by AMREIT Holdings, Inc. at $8.9375 per share, the closing price for AMRESCO common shares on the date of execution of the purchase agreement, and related registration rights; (v) 100 AMRESCO common shares owned by AMRESCO, Inc. at $8.9375 per share; (vi) options to acquire an additional 1,000,011 AMRESCO common shares, 700,008 of which are exercisable at $15.00 per share and 300,003 of which are exercisable at $18.75 per share; and (vii) 475 shares of voting common stock of AMREIT II, Inc., a subsidiary of AMRESCO. As a result of the consummation of the transactions contemplated by the Purchase Agreement, FIC Management will become the external manager of AMRESCO following the AMRESCO Merger.

               On September 7, 1999, the Issuer received in a letter addressed to the Issuer's board of directors an unsolicited proposal from Apex Mortgage Capital, Inc. ("Apex") proposing that the Issuer and Apex be merged, with the Issuer's stockholders receiving 0.60328 of a share of Apex common stock for each share of Common Stock (the "Apex Proposal"). On October 25, 1999, the Issuer's board of directors advised Apex that it had unanimously rejected the Apex Proposal and reaffirmed its determination to move forward with the AMRESCO Merger.

               Commencing in the near future and depending upon prevailing market conditions, Fortress intends to acquire in open market purchases, from time to time at market prices, up to 9.9% of the Issuer's outstanding Common Stock. Fortress is not legally obligated to make such purchases and may determine to purchase fewer shares of Common Stock or to discontinue making purchases. Such purchases will be made in compliance with the terms and provisions of (i) the Rights Agreement, dated as of October 7, 1998, between the Issuer and BankBoston, N.A., as Rights Agent, and
        (ii) the terms and provisions of the Issuer's Charter, as amended to date, including the excess share provisions relating to ownership of the Common Stock. The open market purchases contemplated by Fortress are intended by Fortress and FIC to (i) further align the financial interests of Fortress with those of the Issuer's other stockholders and (ii) emphasize the continued commitment of Fortress to the financial success of the Issuer. The shares of Common Stock which may be purchased by Fortress in the open market, when combined with the 1,683,635 shares of Common Stock issuable upon conversion of the Preferred Shares currently held by Fortress, could result in Fortress owning up to 24.92% of the outstanding Common Stock, based on 8,418,200 shares of Common Stock outstanding as of October 31, 1999 and assuming conversion of the Preferred Shares. Fortress currently intends to vote all of the Preferred Shares and any shares of Common Stock that it may acquire in the open market in favor of the AMRESCO Merger.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended by adding the following:

               FIC does not directly own any securities of the Issuer. However, as the sole general partner of Fortress, FIC has the ability to direct the management of Fortress' business and affairs. Accordingly, FIC may be deemed to be the beneficial owner of the Preferred Shares and any shares of the Common Stock from time to time owned directly or beneficially by Fortress.

               None of the Covered Persons directly owns any securities of the Issuer. However, by reason of their status as directors and/or directors of FIC, the Covered Persons may be deemed to be the beneficial owners of the Preferred Shares and shares of the Common Stock owned directly or beneficially by Fortress and FIC. Fortress and FIC have been advised that each of the Covered Persons disclaims beneficial ownership of the Preferred Shares and any shares of the Common Stock from time to time owned directly or beneficially by Fortress and FIC.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
- -----------    -----------

1.1 Joint Filing Agreement, dated as of November 17, 1999, by and between Fortress Partners, L.P., a Delaware limited partnership, and Fortress Investment Corp., a Delaware corporation and the sole general partner of Fortress Partners. L.P.


                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 1999

                             FORTRESS PARTNERS, L.P.


                             By:  /s/ Randal A. Nardone
                                  -----------------------------
                                  Randal A. Nardone
                                  as Secretary and Chief Operating Officer
                                    of Fortress Investment Corp.,
                                    general partner of Fortress Partners, L.P.



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 1999

                             FORTRESS INVESTMENT CORP.


                             By:  /s/ Randal A. Nardone
                                  -------------------------------
                                  Randal A. Nardone
                                  as Secretary and Chief Operating Officer



                                                                    ANNEX A

                             EXECUTIVE OFFICERS
                         OF FORTRESS PARTNERS, L.P.

        The name and principal occupation of each of the executive officers of Fortress Partners, L.P. are listed below. The principal business address of each of the executive officers of Fortress Partners, L.P. is 1301 Avenue of the Americas, New York, NY 10019.


       NAME                            PRINCIPAL OCCUPATION
- -----------------------------------------------------------------------------

Wesley R. Edens               Chief Executive Officer and Chairman of the
                              Board of Directors of Fortress Investment
                              Corp.
Robert I. Kauffman            President of Fortress Investment Corp.
Randal A. Nardone             Chief Operating Officer and Secretary of
                              Fortress Investment Corp.
Gregory F. Hughes             Chief Financial Officer of Fortress
                              Investment Corp.
Erik P. Nygaard               Chief Information Officer and Treasurer of
                              Fortress Investment Corp.


                      DIRECTORS AND EXECUTIVE OFFICERS
                        OF FORTRESS INVESTMENT CORP.

        The name and principal occupation of each of the executive officers and directors of Fortress Investment Corp., the sole general partner of Fortress Partners, L.P., are listed below. Except as set forth below, the principal business address of each of the executive officers and directors of Fortress Investment Corp. is 1301 Avenue of the Americas, New York, NY 10019.


       NAME                          PRINCIPAL OCCUPATION
- -----------------------------------------------------------------------------

Wesley R. Edens               Chief Executive Officer and Chairman of the
                              Board of Directors of Fortress Investment
                              Corp.
Robert I. Kauffman            President and Director of Fortress Investment
                              Corp.
Mark H. Burton                Managing Director in the Financial Services
                              Group at Lehman Brothers Inc.*
Douglas L. Jacobs             Senior Vice President and Treasurer of Fleet
                              Financial Group **
Stuart A. McFarland           Managing Partner of Federal City Capital
                              Advisors, LLC ***
Gregory F. Hughes             Chief Financial Officer of Fortress
                              Investment Corp.
Randal A. Nardone             Chief Operating Officer and Secretary of
                              Fortress Investment Corp.
Erik P. Nygaard               Chief Information Officer and Treasurer of
                              Fortress Investment Corp.

- ----------------

* Mr. Burton is an Independent Director of Fortress Investment Corp. Mr. Burton's principal business address is Lehman Brothers, 3 World Financial Center, 16th Floor, New York, New York 10285.

* Mr. Jacobs is an Independent Director of Fortress Investment Corp. Mr. Jacobs' principal business address is Fleet Financial Group, 75 State Street, Mail Stop MABO F03E, Boston, Massachusetts 02109.

* Mr. McFarland is an Independent Director of Fortress Investment Corp. Mr. McFarland's principal business address is Federal City Capital Advisors LLC, 1341 G Street NW, Suite 720, Washington, D.C. 20005.